

Mail Stop 7010

December 5, 2008

Stanislav A. Ploschenko
Chief Financial Officer
Mechel OAO
Krasnoarmeyskaya Street 1
Moscow 125993, Russia Federation

   Re: Mechel OAO
     Form 20-F for Fiscal Year Ended December 31, 2007
     File No. 1-32328

Dear Mr. Ploschenko:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2007

Risk Factors, page 6

1. In future filings, please delete the second paragraph in this section. All material risks should be described. If risks are not deemed material, you should not reference them.

We have not independently verified information . . . , page 25

2.   In future filings, please revise the language in this risk factor to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your filing.

Competitive Strengths, page 37

3.   We note your statement you control 244.0 million tonnes in additional coal reserves and 521.1 million tonnes in additional coal deposits. Please clarify in your filing whether the reserves are proven and/or probable reserves and define whether the coal deposits are or are not proven and/or probable reserves. Coal that is not marketable because of current consumer specifications, or is not economically or legally producible may be disclosed as a "non-reserve coal or mineral deposit" even if it has been sufficiently drilled to demonstrate continuity between samples. A non-reserve coal or mineral deposit is a coal or mineral bearing body that has been sufficiently sampled and analyzed in trenches, outcrops, drilling and underground workings to assume continuity between the sample points, and may warrant further exploration stage work, permitting, and/or economic evaluation. However, this coal does not qualify as a commercially viable coal reserve as prescribed by Commission standards until a final comprehensive evaluation, such as a bankable feasibility study, is performed based upon unit cost per ton, recoverability, and other material factors and this study concludes the property's legal and economic feasibility.

Coal production, page 56

4.   We note you refer to a mine site with resources of 37 million tonnes of coal. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. However, you may disclose quantity estimates for non-reserve coal or mineral deposit, to refer to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. In this instance, if applicable, you will need to disclose that such a deposit would not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude, both legal and economic feasibility. Please remove all resource disclosures from your filing.

Mineral reserves, page 60

5.   We note your reserves as of January 1, 2008, were reviewed by Marston & Marston, independent mining engineers. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or Rule 12b-

4 of the Exchange Act. In the event Marston & Marston provided a summary report and tabulation of all your reserves, including operating costs, this item will address our initial request. This request may be expanded to also include:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Stanislav A. Ploschenko
Mechel OAO
December 5, 2008
Page 4

6.   We note the Kangalassk Open Pit, Dzhebariki-Khaya Underground, Erunakovsk mines are not included in your tabulation of proven and probable reserves or as non-reserve deposits. In addition we note your disclosure of the Voskhod chrome deposit and the Shevchenko nickel deposit. Please clarify their status, ensure the reserve/deposit tables are complete, and include them in your reserve/non-reserve tables, in the event they were inadvertently omitted.

7.   Please insert a small-scale map showing the location and access to your material properties. See Item 102 (3)(B) of Regulation S-K. Briefly describe the road, barge and/or railroad access to each of your properties in the text. Please note that SEC's EDGAR program now accepts digital maps. So please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

8.   Provide a table showing the last three years annual production for each of your mines, and your weighted average price received for your coal or mineral products for the last three years. A mine can be defined as all the mines that supply a single wash plant, if that is applicable. Please include other material products sold, such a sulfuric acid and/or copper sulfate.

9.   Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement is made to that effect. Absent this condition, proven and probable reserves should be segregated.

10.   As footnotes or as part of your reserve tables, disclose the following:

- The reserve incorporates losses for mine dilution and mining recovery.

- The metallurgical recovery factors for each mine and/or wash plant.

- All prices and currency conversion factors used to estimate your reserves.

- Percent ownership of each mine and clarify whether quantities disclosed are for the entire mine or your share.

Item 5. Operating and Financial Review and Prospects, page 109

11.   In future filings, please expand your management's discussion and analysis to provide a discussion of recent economic events and trends, including pressures within each of your industry segments, and their current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on the current demand for your products, expected trends, management's response for managing these events, potential future actions by management and other detailed information regarding your industries. Also, please expand your liquidity discussion to address the expected impact on current and future cash flows and to address how you believe the global financial climate, including the credit shortage, may affect sources of liquidity.

12.   Please tell us when you plan to report updated financial results.

Liquidity and Capital Resources, page 138

13.   Please expand your discussion of debt covenants in future filings to quantify your required and actual financial ratios for each significant debt covenant during the periods presented. Also, please revise future filings to address the potential risks and consequences of non-compliance with your debt covenants.

Contractual Obligations and Commercial Commitments, page 146

14.   Please revise future filings to present the totals by period and to include estimated interest payments in your table of contractual obligations in accordance with Item 303(a)(5) of Regulation S-K. Please also disclose any assumptions you make to derive these amounts. Refer to Section 4A of Release No 33-8380, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations found on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

Critical Accounting Policies and Estimates, page 147

15.   In future filings, please expand your discussion under Critical Accounting Policies and Estimates to provide greater insight into the subjectivity, uncertainty, and variability of the material assumptions, methods, and estimates underlying each critical accounting policy. See Section 5 of Release No 33-8380. In particular, please expand your discussions of goodwill impairment, mineral licenses, retirement benefit obligations, and asset retirement obligations to provide sensitivity analyses of the impact of changes in material estimates and assumptions, to the extent practicable. For example, disclose what reporting units are evaluated for goodwill impairment, what the significant assumptions are underlying the discounted cash flows used to measure fair value (discount rate, revenue growth rates, operating profit margins, terminal rate, etc.), and a

sensitivity analysis related to those assumptions. Similar disclosures should be provided for each policy noted above and for any other policies subject to material estimates.

Item 18. Financial Statements, page 214

16.   We note references throughout your filing to independent appraisals and engineers when discussing purchase price allocations and valuations of mineral licenses. In future filings, please either identify these parties or delete any references to them. Please be advised that if you elect to identify these parties, it will be necessary for you to provide consents from these experts in any registration statement in accordance with Rule 436(b) of Regulation C.

Note 2. Acquisitions, Investments and Disposals, page F-10

17.   Please tell us and disclose in future filings the potential consequences of not fulfilling all the commitments related to the Yakutugol acquisition as noted on page F-12.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding our comments on the financial statements and related matters. You may contact George K. Schuler at (202) 551-3718 for any engineering related comments. Please contact Chambre Malone at (202) 551-3262 or Jennifer Hardy at (202) 551-3767 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief